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                               March 22, 2022

       Daniel Okelo
       Chief Executive Officer
       Limitless Projects Inc.
       2261 Rosanna Street
       Las Vegas, Nevada 89117

                                                        Re: Limitless Projects
Inc.
                                                            Form 10-K for the
Year Ended July 31, 2021
                                                            Filed September 30,
2021
                                                            File No. 333-252795

       Dear Mr. Okelo:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended July 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-1

   1. Given the footnote disclosures on page F-6 regarding the substantial doubt about your ability to continue as
a going concern, please ask your auditor and tell us why the audit report does not include
explanatory language regarding substantial doubt about your
                                                        ability to continue as
a going concern. Refer to PCAOB Auditing Standard 3101.18. If this is a typographical
or other error and such explanatory language should have been provided, please advise
us of this fact and ask your auditor to revise future audit reports, to the extent
applicable.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Daniel Okelo
Limitless Projects Inc.
March 22, 2022
Page 2

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at
(202) 551-
3336 with any questions.



                                                      Sincerely,
FirstName LastNameDaniel Okelo
                                                      Division of Corporation
Finance
Comapany NameLimitless Projects Inc.
                                                      Office of Trade &
Services
March 22, 2022 Page 2
cc:       Greg Yanke, Yanke Law Offices
FirstName LastName